UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2005

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-4 of Royal Dutch Shell plc filed with the Securities and Exchange Commission on May 18, 2005 and the related U.S. prospectus dated May 19, 2005 filed with the Securities and Exchange Commission on such date by Royal Dutch Shell plc in connection with the exchange offer by Royal Dutch Shell plc for the outstanding ordinary shares of Royal Dutch Petroleum Company.

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

Shell announces Sakhalin II project schedule and cost update

Shell previously indicated that the Sakhalin II Phase 2 project faces significant further cost and schedule challenges.

Sakhalin Energy Investment Company (SEIC) provisionally anticipates that Phase 2 project investment costs could be of the order of $20 billion, covering all planned development activity including drilling activity through to 2014, with LNG deliveries starting in the summer of 2008. The SEIC estimates are still work in progress and remain subject to shareholder review and confirmation. SEIC currently has over 75% of its LNG capacity sold under long term contracts and is in negotiation with buyers for the balance of production capacity. The recoverable resource base in Sakhalin II is 17.3 TCF of gas and 1 billion barrels of oil which at SEIC’s indicated revised estimates means a project development cost of some $5 to $6 per barrel of oil equivalent and includes the LNG plant.

The project is midway through construction and will provide critical oil and gas infrastructure to Sakhalin Island. Significant milestones have been achieved at the LNG plant, onshore processing facility and the installation of the first gravity based structure offshore. Pipeline construction continues to make good progress and the second gravity based structure is expected to be installed next month.

The cost and schedule estimates are still under review by SEIC and SEIC shareholders, who are focused on aggressively pursuing mitigation actions. SEIC will be working closely with Russian authorities and state experts to review revised plans and budgets.

Looking beyond Sakhalin II, Shell’s overall capital investment programme will reflect its recently announced new project opportunities such as Qatar LNG, Nigeria LNG and Libya, as well as market inflation specific to large construction projects and foreign exchange rate movements. The overall Shell investment programme, including these projects and Sakhalin II, will be subject to review, consideration and approval by its Board later in 2005. The latest estimate for Shell’s 2005 total capital investment, across all its business activities, remains in the order of some $15 billion (excluding the 45% minority share of Sakhalin II held by Mitsui Sakhalin Holdings BV (25%) and Diamond Gas Sakhalin BV - a subsidiary of Mitsubishi Corporation - (20%)).

Malcolm Brinded, Executive Director for Shell’s Exploration and Production business, commented, ‘We are taking immediate action to address these issues - and consulting and discussing with appropriate stakeholders to enable this critical and challenging frontier project to come to an acceptable completion. The Exploration and Production executive team, and the SEIC management, always recognised the massive challenges of this project. We are committed to deliver the project - and to deliver value to shareholders and to Russia’.

The Hague, 14 July 2005

Media

UK/USA/International:
Stuart Bruseth	+44 20 7934 6238
Andy Corrigan	+44 20 7934 5963
Simon Buerk	+44 20 7934 3453
Bianca Ruakere	+44 20 7934 4323
Lisa Givert	+44 20 7934 2914
Susan Shannon	+44 20 7934 3277
Netherlands:
Herman Kievits	+31 70 377 8750

Institutional Investors

UK:
David Lawrence	+44 20 7934 3855
Gerard Paulides	+44 20 7934 6287
Europe:
Bart van der Steenstraten	+31 70 377 3996
USA:
Harold Hatchett	+1 212 218 3112

This press release contains forward-looking statements that are subject to risk factors associated with the oil, gas business. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the successful negotiation and consummation of transactions, the risk of doing business in certain countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F/A (amendment no. 1) for the year ended December 31, 2004 for a description of certain important factors, risks and uncertainties that may affect the Companies' businesses. Neither of the Companies undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission (‘SEC’) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use the term “recoverable resources” in this release that the SEC’s guidelines strictly prohibit us from including in filings with the SEC.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 14 July 2005